Mail Stop 6010

January 8, 2007

Mr. Stephen Loh
Interim Chief Financial Officer
PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, CA 94085

     **RE:** **PLX Technology, Inc.**
        **Form 10-K for the year ended December 31, 2005**
        **Form 10-Q for the quarter ended September 30, 2006**
        **Form 8-K filed October 18, 2006**
        **File No. 0-25699**

Dear Mr. Loh:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant